January 2, 2026

Michael Amoroso
President and Chief Executive Officer
Precision BioSciences, Inc.
302 East Pettigrew St., Suite A-100
Durham, North Carolina 27701

       Re: Precision BioSciences, Inc.
           Registration Statement on Form S-3
           Filed December 30, 2025
           File No. 333-292478
Dear Michael Amoroso:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Nathan Ajiashvili, Esq.